Exhibit 7.07

March 25, 2013

The Board of Directors

Ambow Education Holding Ltd.

18th Floor, Building A, Chengjian Plaza

No. 18 Bei Tai Ping Zhuang Road, Haidian District

Beijing 100088 People’s Republic of China

Ladies and Gentlemen:

The Baring Asia Private Equity Fund V, L.P., hereby withdraws its non-binding proposal (the “Proposal”), submitted March 15, 2013, for the acquisition by merger of Ambow Education Holding Ltd. (the “Company”) in a going private transaction (the “Transaction”).

In the ten days since we submitted the Proposal, three of the four independent Directors and the Company’s auditors have resigned, and the Company’s ADSs have been suspended from trading on the NYSE. As a result of these unexpected events, we have concluded that it is not possible for us to proceed with the Transaction as set forth in our Proposal.

We remain willing to consider potential transactions with the Company, including an acquisition of all or part of the Company, once the current situation is resolved.

Very truly yours,

The Baring Asia Private Equity Fund V, L.P.

By:	/s/ Christian Wang

PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands